October 21, 2008

VIA EDGAR (“corresp”)

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, DC 20549-3561

Re:	UAL Corporation United Air Lines, Inc. Form 10-K: For the year ended December 31, 2007 Form 10-Q: For the quarterly period ended June 30, 2008 Commission file numbers: 001-06033; 001-11355

Dear Mr. Shenk:

This letter responds to the Staff’s comments concerning the UAL Corporation (“UAL”) and United Air Lines, Inc. (“United”) Form 10-K for the year ended December 31, 2007 (the “2007 Annual Report”) and Form 10-Q for the quarter ended June 30, 2008 (the “2008 Quarterly Report”) as set forth in the Staff’s letter dated October 9, 2008. We are submitting this letter on behalf of UAL and United, and the terms “we,” “us,” “our” and the “Company” in the following responses refer to both UAL and United. As UAL consolidates United for financial statement purposes, references to the activities of United also apply to UAL. For your convenience, the Staff’s comment is repeated below in bold, with our response to the comment set forth immediately thereafter.

Form 10-K: For the year ended December 31, 2007

Statements of Consolidated Cash Flows, Page 72

1.	We note your response to our prior comment 1. Because your receipts and payments of restricted cash for workers’ compensation obligations and credit card ticket sales do not meet the definition of investing activities in paragraph 15 of SFAS 95 and directly result from operating activities, we continue to believe that the preferable presentation of changes in your restricted cash balances related to these items is as operating activities in the statements of cash flows. Therefore, we believe such receipts and payments should be classified as operating activities rather than as investing activities and disagree with your conclusion that such activity should be classified as investing in your statements of cash flow. Your continued assertion that these reserves and deposits are investments is not consistent with the substance of the underlying transactions or with your balance sheet classification or your description of these amounts in your Form 10-K. If you continue to disagree with this presentation and believe your alternative presentation as investing activities is an acceptable method, please disclose in future filings that others in your industry present such amounts as operating activities, your chosen treatment of these changes in balances on your statement of cash flows, and quantify the effect that presentation as investing activities has on your operating and investing cash flow.

We have reviewed the Staff’s response and applicable accounting literature and we continue to believe our current classification of restricted cash as an investing activity is appropriate. In our future Form 10-K and 10-Q filings, we will revise the summary of significant accounting policies footnote in our financial statements to present the information requested by the Staff. Below is an example of the disclosure that we would include in our future filings based on financial information for the nine months ended September 30, 2008 and 2007:

Updates to Summary of Significant Accounting Policies Footnote

(e) Cash and Cash Equivalents, Short-Term Investments, Restricted Cash

In 2008 and 2007, restricted cash includes cash collateral to secure workers’ compensation obligations and reserves for institutions that process credit card ticket sales. The Company classifies changes in restricted cash balances as an investing activity in its statement of consolidated cash flows, because we consider restricted cash similar to an investment. Certain other companies within our industry also classify certain of their restricted cash transactions as investing activities in their statement of cash flows, while others classify certain of their restricted cash transactions as operating activities in their statement of cash flows. If UAL had classified all changes in its restricted cash balances as operating activities in the nine months ended September 30, 2008 and 2007, its cash provided (used) by operating activities of $(250) million and $2,002 million, respectively, would have been reported as $258 million and $2,061 million, respectively. Additionally, cash provided (used) by investing activities for the nine months ended September 30, 2008 and 2007 of $2,576 million and $(3,057) million, respectively, would have been reported as $2,068 and $(3,116) million, respectively.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this correspondence to the undersigned at (312)997-8111 or David Wing, Vice President and Controller of United, at (847)700-6194.

Sincerely,

/s/ Frederic F. Brace
Frederic F. Brace
Executive Vice President and
Chief Financial Officer

cc:	Glenn F. Tilton Paul R. Lovejoy

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